CNI CHARTER FUNDS
                             400 North Roxbury Drive
                         Beverly Hills, California 90210

                                                                   June 17, 2008

Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CNI Charter Funds Post-Effective Amendment No. 37 to Registration Statement on Form N-1A CNI Charter Funds - File Nos. 333-16093 and 811-7923

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, CNI Charter Funds (the "Registrant") and its undersigned distributor hereby request acceleration of the effective date of the above-captioned Amendment to June 24, 2008.

In connection with Rule 461(a), the Registrant hereby informs you that no commission is to be allowed or paid to any underwriter or broker-dealer participating in the distribution and that, accordingly, no review or statement by the Financial Industry Regulatory Authority, Inc. has been made.

In connection with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934 and Release No. 33-4968, the undersigned hereby inform you that no distribution of preliminary prospectuses has been made. All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the security to their clients.

Very truly yours,

CNI CHARTER FUNDS

By:  /s/ Valerie Y. Lewis
     --------------------
        Name: Valerie Y. Lewis
        Title:   Vice President and Chief Compliance Officer

SEI INVESTMENTS DISTRIBUTION CO.

By: /s/ Karen E. LaTourette
    -----------------------
       Name: Karen E. LaTourette
       Title:   Chief Compliance Officer and Assistant Secretary